UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.___)*

CTI Group (Holdings) Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
126431 10 5
(CUSIP NUMBER)
Alan H. Lieblich, Esquire
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103
(215) 569-5693
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	126431 10 5

1	NAMES OF REPORTING PERSONS Michael J. Reinarts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, See Item 3 and 4.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,762,979. See Items 5 and 6.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0. See Items 5 and 6.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,762,979. See Items 5 and 6.

WITH	10	SHARED DISPOSITIVE POWER

0. See Items 5 and 6.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,762,979. See Items 5 and 6.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%. See Items 5 and 6.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 126431 10 5
SCHEDULE 13D
CTI GROUP (HOLDINGS) INC.

Item 1.	Security and Issuer.
This statement relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of CTI Group (Holdings) Inc. (the “Company”). The Company’s principal executive offices are located at: 333 North Alabama Street, Suite 240, Indianapolis, IN 46204.

Item 2.	Identity and Background.
(a) Name: This statement is being filed by Michael J. Reinarts. (the “Reporting Person” or “Reinarts”).
(b) Residence or Business Address: The business address of Reinarts is: CTI Group (Holdings) Inc., Suite 240, 333 N. Alabama St., Indianapolis, IN 46037.
(c) Principal Occupation/Business: Mr. Reinarts serves as Executive Vice President for the Pohlad Companies. The Pohlad Companies include large sports franchises, financial companies, commercial real estate companies, entertainment and media development and distribution. The Pohlad Companies address is: Suite 3800, 60 South 6th Street, Minneapolis, MN 55402. Mr. Reinarts is also a director of the Company.
(d) Criminal Convictions: During the last five years, Reinarts has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) Court or Administrative Proceedings: During the last five years, Reinarts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship: Reinarts is a citizen of the United States.

CUSIP No. 126431 10 5

Item 3.	Source and Amount of Funds or Other Consideration.
Reinarts acquired the shares of the Company’s Common Stock reported herein (i) with private funds and (ii) pursuant to an equity grant by the Company for his services as a director, as more fully described in Item 4 below.

Item 4.	Purpose of Transaction.
The following summary describes the transactions in which Reinarts acquired shares of the Company’s Common Stock.
1.	Reinarts purchased an aggregate of 16,000 shares of the Company’s Common Stock on 8/19/2011on the open market at a purchase price of $0.0725 per share.
2.	Reinarts purchased an aggregate of 22,480 shares of the Company’s Common Stock on 8/25/2011 on the open market at a purchase price of $0.0725 per share.
3.	Reinarts purchased an aggregate of 254,700 shares of the Company’s Common Stock on 8/29/2011 on the open market at a purchase price of $0.08 per share.
4.	Reinarts purchased an aggregate of 2,436,465 shares of the Company’s Common Stock on 10/31/2011 in a privately negotiated transaction at a purchase price of $0.095 per share.
5.	Reinarts acquired beneficial ownership of 33,334 shares of the Company’s Common Stock upon the partial vesting of an option to purchase an aggregate of 50,000 shares of the Company’s Common Stock that the Company granted to Reinarts on November 7, 2009, which is exercisable at $0.09 per share (on each of November 7, 2010 and November 7, 2011 1/3 of such option vested).
All of the shares of Company’s Common Stock reported herein were acquired in connection with the transactions described above. The shares of the Company’s Common Stock acquired in such transactions were acquired for investment purposes. Except as described herein, Reinarts does not have any present plan or proposal to acquire or dispose of any material amount of the Company’s securities.
Reinarts does not have any present plan or proposal with respect to the Company as described in Items 4(b)-(j) of Schedule 13D. Reinarts retains the right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of the Company’s securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 126431 10 5

Item 5.	Interest in Securities of the Issuer
(a)	Beneficial Ownership
Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.
Reinarts is the beneficial owner of an aggregate of 2,762,979 (1) shares of the Company’s Common Stock. This represents beneficial ownership of approximately 9.5%(2) of the Company’s Common Stock.
(1)	Includes 33,334 shares issuable upon the exercise of options which are currently exercisable (the “Vested Options”).
(2)	Based on the sum of (i) 29,178,271 shares of the Company’s Common Stock outstanding as of the close of business on November 2, 2011 and (ii) the 33,334 shares of the Company’s Common Stock issuable upon exercise of the Vested Options.
(b)	Voting and Dispositive Powers
Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.
(c)	Transactions in Securities of the Company During the Past Sixty Days
Other than as set forth in this Schedule 13D, the Reporting Person has not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D.
(d)	Dividends and Proceeds
Not applicable.
(e)	Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company’s Stock
Not applicable.

CUSIP No. 126431 10 5

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 126431 10 5
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 10, 2011

/s/ Michael J. Reinarts Michael J. Reinarts